Mail Stop 3561

November 23, 2009

Mayo A. Shattuck III
Chief Executive Officer
Constellation Energy Group, Inc.
100 Constellation Way
Baltimore, Maryland 21202

Kenneth W. DeFontes, Jr.
President and Chief Executive Officer
Baltimore Gas & Electric Co.
100 Constellation Way
Baltimore, Maryland 21202

   Re: Constellation Energy Group, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 27, 2009
     Definitive Proxy Statement on Schedule 14A
     Filed April 29, 2009
     File No. 001-12869

     Baltimore Gas and Electric Company
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 27, 2009
     File No. 001-01910

Dear Messrs. Shattuck and DeFontes:

  We have reviewed your response letter dated November 2, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Management, page 72

Risk Exposures, page 73

VaR, page 75

1. We note your response to comment one from our letter dated October 19, 2009. Please briefly describe what additional information you will provide regarding the nature of the positions in your Merchant business that are included in your EVaR

Mayo A. Shattuck III
Constellation Energy Group, Inc.
Kenneth W. DeFontes, Jr.
Baltimore Gas & Electric Co.
November 23, 2009
Page 2

calculation and if the information will be quantitative or qualitative in nature or provide a sample of your intended disclosure.

Definitive Proxy Statement on Schedule 14A

Grants of Plan Based Awards, page 40

2. We note your response to comment three from our letter dated October 19, 2009. If your annual incentive award is not based on a specific formula or performance target, but is instead arbitrarily determined by you, please confirm you will state this fact in future filings. If your annual incentive award was based on a specific formula or performance target had the threshold EPS been achieved, then please describe the formula or performance target.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Staff Attorney, at 202-551-3225, or Mara Ransom, Legal Branch Chief, at 202-551-3764, or me at 202-551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director